Exhibit 99.2

TERMINATION OF JOINT FILING AND SOLICITATION AGREEMENT

April 28, 2025

Pursuant to Section 10 of that certain Joint Filing and Solicitation Agreement, dated March 3, 2025 (the “JFSA”), Engaged Capital, LLC, on behalf of itself and the other members of Engaged Capital (as defined in the JFSA), is hereby delivering a written notice of termination of the JFSA to each of Charles R. Morrison and Nicole Portwood. Accordingly, the JFSA is hereby terminated effective immediately.

Very truly yours,

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
Name:	Glenn W. Welling
Title:	Founder and Chief Investment Officer